Exhibit 4.2

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

OF

ELDORADO RESORTS LLC

a Nevada Limited Liability Company

THIRD AMENDED AND RESTATED OPERATING AGREEMENT

OF

ELDORADO RESORTS LLC

a Nevada Limited Liability Company

This THIRD AMENDED AND RESTATED OPERATING AGREEMENT (this “Agreement”) of ELDORADO RESORTS LLC, a Nevada limited liability company (the “Company”), is entered effective as of April 1, 2009, by ELDORADO HOLDCO LLC, a Nevada limited liability company, on the following terms and conditions:

PRELIMINARY STATEMENT

A. The Company was organized on May 14, 1996, as a Nevada limited liability company. The Second Amended and Restated Operating Agreement of the Company was executed December 14, 2007, by the persons who were members of the Company on such date (the “Original Members”).

B. Earlier this day, the Original Members contributed all their respective membership interests in the Company to ELDORADO HOLDCO LLC, a Nevada limited liability company (the “Member”), in return for proportionate membership interests in the Member.

C. The Member desires to amend and restate the Second Amended and Restated Operating Agreement, and such operating agreement is hereby amended and superseded in all respects by the following Third Amended and Restated Operating Agreement. The Member enters into this Agreement in order to provide for the governance of the Company and the conduct of its business and to specify its relative rights and obligations.

1.	FORMATION AND NAME

Section 1.1 Formation. The Company was formed as a limited liability company under and pursuant to the provisions of the Act on May 14, 1996. The fact that the Articles of Organization are on file in the office of the Secretary of State of the State of Nevada shall constitute notice that the Company is a limited liability company. The rights and liabilities of the Member shall be as provided under the Act, the Articles of Organization and this Agreement. The Member hereby approves and ratifies all actions heretofore taken by the Member and any of its agents or representatives in connection with the formation or organization of the Company.

Section 1.2 Name. The name of the Company is “ELDORADO RESORTS LLC” and all business of the Company shall be conducted in such name. The Managers may change the name of the Company to any other name as they may determine.

2.	PRINCIPAL OFFICE/REGISTERED OFFICE

Section 2.1 Place of Business of the Company. The principal place of business of the Company shall be located at 345 North Virginia Street, Reno, Washoe County, Nevada 89501.

The Managers may change the principal place of business of the Company to any other place within or without the State of Nevada. The Company may establish and maintain other offices at any time and at any place or places as the Managers may designate.

Section 2.2 Registered Office. The address of the registered office of the Company is 100 West Liberty Street, 10th Floor, Reno, Nevada 89501, and the Registered Agent at such address is Sierra Corporate Services. The registered office and agent may be changed from time to time by action of the Managers and by filing the prescribed form with the Nevada Secretary of State.

3.	PURPOSE AND POWERS

Section 3.1 Operate Company Business and Manage Company Assets. The purpose of the Company is (a) to own, operate, manage and conduct gaming in a gaming casino on or within the premises known as the Eldorado Hotel & Casino located at 345 North Virginia Street, Reno, Nevada, (b) to own, directly or indirectly, interests in the gaming casino known as the Silver Legacy Resort Casino located at 407 North Virginia Street, Reno, Nevada, (c) to own an interest in, directly or indirectly and operate a gaming casino known as Eldorado Shreveport located in Shreveport, Louisiana, (d) to own an interest in, directly or indirectly and operate a gaming casino located in Evansville, Indiana, and (e) to own an interest in, directly or indirectly and operate additional entities related to the gaming industry, and to exercise the rights, and manage the distributions received, in connection therewith.

Section 3.2 Purposes Allowed by the Act. The Company is authorized to engage in all business permitted by the Act. If the Company qualifies to do business in a foreign jurisdiction, it may transact all business permitted in that jurisdiction. There is no jurisdictional restriction upon the Company’s assets or activity.

Section 3.3 Company’s Authority. The Company shall have the authority to do all things necessary or beneficial in carrying out the Company purposes.

4.	TERM

The Company shall commence its existence on the date its Articles of Organization were filed with the Nevada Secretary of State. The term for which the Company is to exist shall be perpetual, and the Company shall dissolve only as specified in the Act, the Articles of Organization or this Agreement.

5.	MANAGEMENT

Section 5.1 Management of the Company. The Company shall be managed by the then acting board of managers (the “Managers”) of the Member. The current board of managers of the Member, and the initial Managers of the Company, are set forth immediately below:

1.	Donald L. Carano

2.	Gary L. Carano

3.	[Vacant]

4.	Raymond J. Poncia, Jr.

5.	Thomas Reeg

Section 5.2 Authority, Rights and Obligations. The authority, rights and obligations of the Managers shall be identical to the authority, rights and obligations of the board of managers of the Member as set forth in the Member’s Operating Agreement dated April 1, 2009 (the “Eldorado HoldCo Operating Agreement”), and Article V of the Eldorado HoldCo Operating Agreement is expressly incorporated herein by this reference.

6.	TAX STATUS; RESTRICTIONS ON MEMBERS

Section 6.1 Tax Status. For as long as the Company has only one (1) Member, the Company shall be treated as an entity which is disregarded for federal income tax purposes.

Section 6.2 Restrictions on Transfer; Issuance and Admission. Unless approved in advance by the Managers and, by the applicable Gaming Authorities, if any, no Member shall Transfer all or any portion of its Membership Interest. Notwithstanding the immediately preceding sentence, Transfers or issuances of any Membership Interest to any Person who was required to be, and has not been, found suitable to be licensed or to hold such Membership Interest by the applicable Gaming Authorities, if any, are prohibited and shall be null and void and of no force or effect ab initio.

Section 6.3 Substituted Member. A transferee of any Membership Interest pursuant to a Transfer that complies with Section 6.2 shall, if not a Member, be admitted to the Company as a substituted Member entitled to all the rights of a Member upon the execution and delivery of such instruments, in form and substance satisfactory to the Managers, as may be necessary, appropriate or desirable to effect such substitution and to confirm the agreement of the transferee to be bound by all of the terms and provisions of this Agreement. Unless a transferee becomes a substituted Member in accordance with the provisions of this Section 6.3, he, she or it shall not be entitled to any of the rights granted to a Member under the Act or this Agreement.

Section 6.4 Effect of Unsuitability Determination. As of the date that the Company receives notice from any applicable Gaming Authority that a Member or a transferee of any Membership Interest (i) is required to be licensed but is unsuitable to be licensed or (ii) is unsuitable to hold a Membership Interest, such unsuitable Member or transferee shall not, for so long as such unsuitability determination remains in force and effect, (A) receive any share of any cash distribution, or any other property or payments upon the dissolution of the Company, (B) exercise directly or through a trustee or nominee any voting rights conferred by any Membership Interest, (C) participate in the management of the business or affairs of the Company, or (D) receive any remuneration in any form from the Company for services rendered or otherwise.

7.	GAMING ACT RESTRICTIONS

Notwithstanding anything to the contrary expressed or implied in this Operating Agreement or the Articles of Organization, the sale, assignment, transfer, pledge or other disposition of any interest in the Company when it is a Nevada gaming licensee or a holding company registered with the Commission under the Gaming Act is ineffective unless approved in advance by the Commission. If at any time the Commission finds that a Member which owns any such interest in unsuitable to hold that interest, the Commission shall immediately notify the Company of that fact. The Company shall, within ten (10) days from the date that it receives the notice from the Commission, return to the unsuitable Member the amount of his capital account as reflected on the books of the Company. Beginning on the date when the Commission serves notice of a determination of unsuitability, pursuant to the preceding sentence, upon the Company, it is unlawful for the unsuitable Member: (a) to receive any share of the distribution of profits or cash or any other property of, or payment upon dissolution of, the Company, other than a return of capital as required above; (b) to exercise directly or though a trustee or nominee, any voting right conferred by such interest; (c) to participate in the management of the business and affairs of the limited-liability Company; or (d) to receive any remuneration in any form from the Company, for services rendered or otherwise.

8.	DISTRIBUTIONS

Section 8.1 Distributions. The Managers shall determine the amount of cash, if any, available for distribution at such times as the Managers of the Company deems advisable. The distribution shall be based upon all relevant factors, including, but not limited to, the operating expenses and debt service of the Company, sums expended or projected by the Company for capital expenditures and a reasonable reserve for working capital.

Section 8.2 Amount of Distributions. No distribution shall be made if, after giving it effect, the Company would not be able to pay its debts as they become due in the usual course of business, or if the total assets of the Company would be less than the sum of its total liabilities.

9.	INDEMNIFICATION

Section 9.1 Indemnification of Member, Employee or Agent: Proceeding Other Than By Company. The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he is or was a Member, Manager, employee or agent of this Company, or is or was serving at the request of this Company as a manager, director, officer, employee or agent of another limited-liability company or corporation, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of this Company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 9.2 Indemnification of Member, Manager, Employee or Agent: Proceeding By Company. The Company shall indemnify any Person who was or is party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of this Company to procure a judgment in its favor by reason of the fact that he is or was a Member, Manager, employee or agent of this Company, or is or was serving at the request of this Company as a member, manager, director, officer, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the actions or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company. Indemnification may not be made for any claim, issue or matter as to which such a Person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to this Company or for amounts paid in settlement to this Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 9.3 Indemnity if Successful. To the extent that a Member, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 9.1 or 9.2, or in defense of any claim, issue or matter therein, the Company shall indemnify the Member, employee or agent against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Section 9.4 Expenses. Any indemnification under Sections 9.1 and 9.2, unless ordered by a court or advanced by the Company, must be made by this Company only as authorized in the specific case upon a determination that indemnification of the Member, Manager, employee or agent is proper in the circumstances. The determination must be made:

(a) By a majority vote of a quorum of Managers who were not parties to the act, suit or proceeding; or

(b) If a quorum consisting of Managers who were not parties to the act, suit or proceeding cannot be obtained, by the Member.

10.	DISSOLUTION AND LIQUIDATION

Section 10.1 Events Requiring Dissolution. The Company shall be dissolved only as specified in the Articles of Organization or as required under applicable governing law.

Section 10.2 Liquidation. Upon the occurrence of an event requiring dissolution, the Managers of the Company shall execute and file with the Secretary of State such dissolution documents as are required by law, and the Company shall cease to carry on its business and shall wind up its affairs and liquidate.

Section 10.3 Distribution of Assets. In settling accounts after dissolution, the proceeds from the liquidation of the Company’s assets shall be applied as follows:

(a) To creditors of the Company, including any Member who is a creditor, in the order of priority as provided by law, other than debts owed to a Member for contributions to capital;

(b) To the Member with respect to profits and other compensation; and

(c) To the Member with respect to contributions to capital.

11.	COMPANY RECORDS AND REPORTS

The Managers shall cause the Company to keep the following:

(a) Complete books and records of account in which shall be entered fully and accurately all transactions and other matters relating to the Company. The Company’s books and records shall be kept on a cash basis, except as the Managers may otherwise determine to be permitted under the Code;

(b) A current list of the full name and last known business or residence address of each Member set forth in alphabetical order listing the Member’s capital contribution to the Company and Interests owned;

(c) A copy of the filed Articles of Organization and all filed amendments thereto and all filings by the Company in Nevada and other states;

(d) Copies of any powers of attorney pursuant to which any document in (c), above has been executed; and

(e) Copies of the then effective operating agreement of the Company; and

(f) Any and all records requested to be kept for any statutory, regulatory or other applicable law.

All such books and records shall be maintained at the principal executive office of the Company, and as to those designated in Subparagraphs (b) through (e) above, inclusive, also at the registered office of the Company. In each location, such books and records shall be available for inspection and copying by, and at the expense of, the Member, or their duly authorized representatives, during reasonable business hours.

12.	MISCELLANEOUS PROVISIONS

Section 12.1 Agreement to Perform Necessary Acts. The Member agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Agreement.

Section 12.2 Amendments. The provisions of this Agreement may not be waived, altered, amended, or repealed, in whole or in part, except with the written consent of the Member.

Section 12.3 Notices. All notices or other communications required or permitted to be given under this Agreement shall be in writing and shall be (a) delivered personally, (b) sent via Federal Express (or via another comparable overnight messenger service), or (c) mailed, certified or registered mail, return receipt requested, to the parties hereto at the addresses set forth in relation to the signature lines of this Agreement. Personally-delivered notices shall be deemed given upon actual personal delivery to the intended recipient. Notices sent via Federal Express (or via another comparable overnight messenger service) shall be deemed given on the business day immediately following the day of dispatch. Mailed notices shall be deemed given upon the earlier of three (3) business days after deposit into the United States Mail registered or certified, with postage fully-prepaid, or the date of actual receipt as evidenced by the return receipt.

Section 12.4 Binding Effect. Subject to the provisions hereof, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The parties hereto agree for themselves and for their successors and assigns, and their successors in interest, no matter how such succession in interest is acquired, to execute any instrument that may be necessary or property to carry out all of the purposes and intentions of this Agreement. The Membership Interest of any successor to any party hereto that is not also a party hereto shall be treated hereunder as though it has continued and is continuing to be held by such party hereto for the purposes of determining the priorities of the rights of the parties hereto to purchase such Membership Interest under the terms of this Agreement.

Section 12.5 Severability. If any sentence, paragraph, clause or combination of the same in this Agreement is held by a court of competent jurisdiction to be unenforceable in any jurisdiction, such sentence, paragraph, clause or combination shall be unenforceable in the jurisdiction where it is so held, and the remainder of this Agreement shall remain binding on the parties hereto in such jurisdiction as if such unenforceable provision had not been contained herein. The enforceability of such sentence, paragraph, clause or combination of the same in this Agreement otherwise shall be unaffected and shall remain enforceable in all other jurisdictions.

Section 12.6 Governing Law. The validity, construction, interpretation and enforceability of this Agreement shall be determined and governed by the laws of the State of Nevada. Notwithstanding the foregoing, if any law or set of laws in the State of Nevada requires or otherwise dictates that the laws of another state or jurisdiction must be applied in any proceeding involving this Agreement, such Nevada law or set of laws shall be superseded by this Section and the remaining laws of the State of Nevada nonetheless shall be applied in such proceeding.

Section 12.7 Exclusive Jurisdiction. It is agreed that the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, shall be the sole and exclusive forum for the resolution of any disputes arising hereunder. The Company and the Member expressly and unconditionally confers jurisdiction for the resolution of any and all disputes upon such Court.

In the event that any litigation commenced in such Court is properly removable to a Federal Court under the laws of the United States of America, such removal shall take place if the legal basis for removal exists; provided, however, that the parties to this Agreement agree that the exclusive venue of the Federal forum for the resolution of any disputes shall be the United States District Court for the District of Nevada, located in Reno, Nevada.

Section 12.8 Definitions. Capitalized words and phrases used in this Agreement shall have the following meanings:

(a) “The Act” means Chapter 86 of Nevada Revised Statutes, or any corresponding provisions of succeeding law.

(b) “The Code” means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provisions of succeeding law.

(c) “Gaming Act” means Nevada Revised Statutes Chapter 463.

(d) “Gaming Adverse Event” shall mean, with respect to a Person:

(i) the determination by any applicable Gaming Authority that such Person is unsuitable to be licensed if such Person is required to be licensed;

(ii) if such Person is a Member, the determination by any applicable Gaming Authority that such Person is unsuitable to hold its Membership Interest;

(iii) if such Person is a Manager, the determination by any applicable Gaming Authority that such Person is unsuitable to engage in the management of the Company;

(iv) the denial, revocation, suspension or voluntary relinquishment of a required Gaming Approval issued to such Person by any Gaming Authority; or

(v) any action by such Person that results in a written communication from any Gaming Authority to the Company advising the Company that, or administrative action by any Gaming Authority determining that, (i) any required Gaming Approval by such Gaming Authority with respect to the Company shall be approved only upon terms and conditions that are unacceptable to the Company, or (ii) such Gaming Authority shall revoke or suspend any existing required Gaming Approval held by the Company.

(e) “Gaming Approval” means, with respect to a Person, a license or finding of suitability required by a Gaming Authority under the Gaming Laws in order for such Person to hold an equity interest in the Company or actively engage in the management of the Company.

(f) “Gaming Authorities” means those federal, state, local and other governmental, regulatory and administrative authorities, agencies, boards and officials responsible for or involved in the regulation of gaming or gaming activities or the sale of liquor in any jurisdiction, within the State of Nevada specifically, the Nevada Gaming Authorities, within the State of Louisiana, the Louisiana Gaming Control Board, and within the State of Indiana, the Indiana Gaming Commission.

(g) “Gaming Laws” means all gaming laws of any jurisdiction or jurisdictions to which the Company is, or may at any time become, subject, including the Nevada Gaming Control Act, as codified in Chapter 463 of the NRS, the Louisiana Gaming Control Law, as codified in Chapter 27 of the Louisiana Revised Statutes, the Riverboat Gambling Act, as codified in Title 4, Chapter 33 of the Indiana Code and the rules and regulations adopted by the Gaming Authorities.

(h) “Interest Holder” means the holder of any interest or membership interest in the Company upon the transfer of a membership interest without the transferee being admitted to the Company as a Member.

(i) “Managers” means the then acting board of managers of the Member.

(j) “Member” means any holder of a Membership Interest in the Company who has become a Member pursuant to the terms of this Agreement.

(k) “Membership Interest” or “Interest” shall mean the respective right of a Member or Interest Holder to an allocative share of the economic benefits of the Company, including net profits, net losses, and distributions, and with respect to a Member, the right to vote on matters as to which the Operating Agreement requires or permits a Member to vote.

(l) “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(m) “Regulations” shall mean the regulations issued by the U.S. Treasury Department under the Code.

(n) “Transfer” means as a noun, any voluntary or involuntary assignment, transfer, sale, pledge, hypothecation, encumbrance or other disposition; as a verb, voluntarily or involuntarily to assign, transfer, sell, pledge, hypothecate, encumber or otherwise dispose of.

(o) “Transferring Member” means a Member who voluntarily sells, transfers, encumbers, assigns, or otherwise disposes of all or any part of the Membership Interest in the Company to any third Person or entity.

Section 12.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 12.10 Gender and Number. As used in this Agreement, the masculine, feminine, and neuter gender, and the singular or plural number shall be considered to include the others whenever the context so indicates.

Section 12.11 Headings. The headings and captions appearing at the beginning of each Article and Section of this Agreement are included herein for the convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any term or provision of this Agreement. This Agreement shall be enforced and construed as if no headings or captions appeared herein.

Section 12.12 Waiver. No waiver of any breach of default of this Agreement by any party hereto shall be considered to be a waiver of any other breach or default of this Agreement.

Section 12.13 Attorney’s Fees. If any party brings an action or proceeding (including any cross-complaint, counterclaims, or third-party claim) against any other party by reason of a default by the other party or otherwise arising out of this Agreement, the non-prevailing party shall pay to the prevailing party in such action or proceeding all of the prevailing party’s costs and expenses of suit (including the costs and expenses of enforcing any judgment or settlement), including reasonable attorney’s fees, which shall be payable whether or not such action is prosecuted to judgment. “Prevailing party” within the meaning of this Section 12.13 includes a party who dismisses an action for recovery hereunder in exchange for payment of the sums allegedly due, performance of covenants allegedly breached, or consideration substantially equal to the relief sought in the action.

Section 12.14 Complete Agreement. This Agreement and the Articles of Organization constitute the complete and exclusive statement with respect to the subject matter contained herein. This Agreement and the Articles of Organization supersede all prior agreements regarding the subject matter hereof.

Section 12.15 Outside Activities. In view of the limited purposes of the Company, no Member or Manager shall have any obligation (fiduciary or otherwise) with respect to the Company or to the other Members or Managers arising out of this Agreement insofar as making other investment opportunities available to the Company or to the other Members or Managers. Each Member and Manager may, notwithstanding the existence of this Agreement, engage in whatever activities such Member or Manager may choose, whether the same are competitive with the Company or otherwise, without having or incurring any obligation to offer any interest in such activities to the Company or to the other Members or Managers pursuant to this Agreement. Neither this Agreement nor any activities undertaken pursuant hereto shall prevent any Member or Manager from engaging in such activities, and the fiduciary duties of the Members and Managers to each other and to the Company shall be limited solely to those arising from the purposes of the Company described in Section 1.3 above.

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IN WITNESS WHEREOF, the Member and Managers have executed and entered into this Third Amended and Restated Operating Agreement of the Company as of the day and year first set forth above.

Acceptance and Approval by Member:		Acceptance and Approval by Managers:

Eldorado HoldCo LLC,
a Nevada limited liability company

By:	/s/ Donald L. Carano	/s/ Donald L. Carano
	Donald L. Carano, Manager	Donald L. Carano

By:	/s/ Gary L. Carano	/s/ Gary L. Carano
	Gary L. Carano, Manager	Gary L. Carano

By:	/s/ Raymond J. Poncia, Jr.	/s/ Raymond J. Poncia, Jr.
	Raymond J. Poncia, Jr., Manager	Raymond J. Poncia, Jr., Manager

By:	/s/ Thomas Reeg	/s/ Thomas Reeg
	Thomas Reeg, Manager	Thomas Reeg, Manager

236532.3